1271 Avenue of the Americas | New York, New York 10020

Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

July 29, 2022

VIA EDGAR

United States Securities
     and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Angelini

Re:          Forza X1, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed July 25, 2022

File No. 333-261884

Dear Ms. Angelini:

On behalf of our client, Forza X1, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 28, 2022 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 6”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 6 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 6.

Amendment No. 5 to Form S-1

Prospectus Summary, page 1

1.	We note your revised disclosure on page 4. Please further revise to clarify the reference to “our system” in the testing context. Additionally revise related disclosure on page 52 for consistency and, as appropriate, to provide further information. Update your description of business throughout to reflect the current state of development as of the date of your prospectus; for example, and without limitation, we note the reference on page 64 to the phone app expected to be operational by June 2022.

United States Securities

  and Exchange Commission

July 29, 2022

Response: The disclosure in Revised Registration Statement No. 6 has been revised in response to this comment number 1.

The Offering, page 8

2.	Please revise the second bullet point to quantify the maximum number of shares that may be issued upon exercise of the representative’s warrants, and conform disclosure on page 100 which appears to contemplate a specified number of underlying shares. Revise the third bullet point to additionally refer to the options for 5,500 shares to be issued to three managers, according to new disclosure noted on page 87.

Response: The disclosure in Revised Registration Statement No. 6 has been revised in response to this comment number 2.

Risk Factors

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware . . . ., page 35

3.	We note your disclosure that the exclusive forum provision does not apply to “any other claim for which the federal courts have exclusive jurisdiction.” Please revise your certificate of incorporation and related disclosure on page 89 to include this carve-out.

Response: The disclosure in Revised Registration Statement No. 6 has been revised in response to comment number 3 and we have re-filed the revised Amended and Restated Certificate of Incorporation as Exhibit 3.5 in response to this comment number 3.

Business

Forza FX1 Future Factory, page 64.

4.	If appropriate, please revise to address media reports that you will build a new manufacturing plant in North Carolina.

Response: The disclosure in Revised Registration Statement No. 6 has been revised in response to comment number 4. Forza’s project to build its new manufacturing facility plant in North Carolina was first publicly announced on July 28, 2022.

United States Securities

  and Exchange Commission

July 29, 2022

Environmental and Safety Matters, page 68

5.	Please revise the following disclosure to reflect that you do not currently own manufacturing facilities, referring to Twin Vee’s facilities as appropriate: “We believe that our facility complies in all material aspects with these regulations. Although capital expenditures related to compliance with environmental laws are expected to increase, we do not currently anticipate any material expenditure will be required to continue to comply with existing environmental or safety regulations in connection with our existing manufacturing facilities.” Additionally revise or clarify the following disclosure regarding your intent to recall products, notwithstanding that you have not commenced production: “[We] intend to institute, recalls for defective component parts produced by certain of our third-party suppliers.”

Response: The disclosure in Revised Registration Statement No. 6 has been revised in response to comment number 5.

Management, page 69

6.	We note your disclosure regarding Mr. Visconti’s revised management roles. Please revise the final sentence of Mr. Visconti’s biography for consistency, as this continues to refer to him as Chief Executive Officer. Please also file the amended Visconti Forza Employment Agreement referenced on page 80 in place of the agreement currently filed as Exhibit 10.8. We note disclosure on page 87 that indicates Mr. Visconti is Chairman of the Board and Chief Executive Officer of both Twin Vee PowerCats Co. and Twin Vee PowerCats, Inc.; please revise Mr. Visconti’s biography and the related risk factor on page 13 to reflect these roles with both companies.

Response: The disclosure in Revised Registration Statement No. 6 has been revised in response to comment number 6. In addition, a revised version of Mr. Visconti’s Employment Agreement with Forza has been filed as Exhibit 10.8

The FX1 Engineering and Technical Team, page 71

7.	We note that you have eliminated the biography of Jean-Marc Zanni. Please revise your disclosure to explain Mr. Zanni’s departure as Chief Technology Officer and to describe how this will affect your product development, assessing potential risks. Additionally, please revise the biographies of Daniel Norton and Chandan Chittimalle to identify their current or past roles with your parent company.

Response: The disclosure in Revised Registration Statement No. 6 has been revised in response to comment number 7.

United States Securities

  and Exchange Commission

July 29, 2022

Please note that we have revised the disclosure to reinsert the deleted language regarding Mr. Zanni. Mr. Zanni continues to serve as a consultant to Forza.

Description of Capital Stock, page 88

8.	Please reconcile the apparent inconsistency between your amended certificate of incorporation, which authorizes 10,000,000 shares of preferred stock, and statements in this section, which indicate 5,000,000 shares of preferred stock are authorized. Please also revise, as appropriate, references to “25,000,000 shares authorized” in your capitalization table and financial statements to conform to the amended certificate of incorporation.

Response: The disclosure in Revised Registration Statement No. 6 has been revised in response to comment number 8 to disclose that Forza will have 10,000,000 shares of authorized preferred stock when the Amended and Restated Certificate of Incorporation becomes effective in connection with the closing of the initial public offering. We have also corrected an error in the number of authorized shares of common stock in the capitalization table and financial statements such that the capitalization table and financial statements now match the authorized share number in the current Certificate of Incorporation.

* * *

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Patrick Egan at (212) 885-5346.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Joseph Visconti
Executive Chairman, Forza X1, Inc.

Jim Leffew
Chief Executive Officer, Forza X1, Inc.

Patrick Egan, Esq.
Blank Rome LLP